VIRTRA, INC.
295 E. Corporate Place

Chandler, AZ 85225

(480) 968-1488

December 23, 2024

Office of Manufacturing

Division of Corporation Finance
Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	VirTra, Inc. (the “Company”)
Registration Statement on Form S-3
File No. 333-283846

To Whom it May Concern:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on December 26, 2024, or as soon thereafter as practicable.

The Company hereby acknowledges that:

●	Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

●	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

VIRTRA, INC.

By:	/s/ John F. Givens II
Name:	John F. Givens II
Title:	Chief Executive Officer